SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 20, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on April 20, 2016.

Buenos Aires, April 20th 2016

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Please find attached hereto the letter sent on the date hereof to the Ministerio De Economía y Finanzas Públicas (Argentine Treasury Department) to answer such authority’s request of information regarding the General and Special Shareholders’ Meeting of Banco Macro S.A. called for April 26th 2016.

Sincerely,

Juan Pablo Brito Devoto
Director
Banco Macro S.A.

Buenos Aires, April 20th 2016

To Dirección Nacional de

Empresas con Participación del Estado

Lic. Martín Lanfranco

Hipólito Yrigoyen 250 Piso 8º Of. 826

S __________ /__ ___________D

Re.: NOTE DNEPE N° 135/16

Dear Sir,

We write to you in reply to your request of information regarding the General and Special Shareholders’ Meeting of Banco Macro S.A. called for April 26th 2016. In that respect, please be advised as follows:

1. Executed copy of the Minutes of the Board of Directors’ Meeting calling the General and Special Shareholders’ Meeting.

Please be advised that the wording of the minutes of the Board of Directors’ Meeting calling a General and Special Shareholders’ Meeting for April 26th 2016 is available in the Financial Information Highway (or AIF for its acronym in Spanish) of the CNV or Securities Exchange Commission of the Republic of Argentina.

2. Copy of the last version of the revised By-laws.

Please be advised that the last version of the revised By-laws is available in the AIF.

3. Current composition of the Board of Directors (regular and alternate members) including the designation dates and effective term of office.

Please be advised that in the AIF you may access the list of members of the Board of Directors and the minutes of the shareholders’ meetings by which each member was designated to hold office as director, including the designation dates and term of office of each member of the Board.

The current composition of the Board of Directors is as follows:

POSITION	NAME/S AND LAST NAME	EXPIRATION DATE	DESIGNATION DATE
CHAIRMAN	Jorge Horacio Brito	12/31/2017	04/23/2015
VICE CHAIRMAN	Guillermo Eduardo Stanley	12/31/2015	04/11/2013
REGULAR DIRECTOR	Jorge Pablo Brito	12/31/2017	04/23/2015
REGULAR DIRECTOR	Marcos Brito	12/31/2017	04/23/2015
REGULAR DIRECTOR	Delfín Federico Ezequiel Carballo	12/31/2017	04/23/2015
REGULAR DIRECTOR	Juan Pablo Brito Devoto	12/31/2016	04/29/2014
REGULAR DIRECTOR	Luis Carlos Cerolini	12/31/2016	04/29/2014
REGULAR DIRECTOR	Carlos Enrique Videla	12/31/2015	04/11/2013
REGULAR DIRECTOR	Alejandro Macfarlane	12/31/2015	04/11/2013
REGULAR DIRECTOR	Constanza Brito	12/31/2015	04/11/2013
ALTERNATE DIRECTOR	Santiago Horacio Seeber	12/31/2017	04/23/2015
ALTERNATE DIRECTOR	Ernesto Eduardo Medina	12/31/2017	04/23/2015
ALTERNATE DIRECTOR	Santiago Brito	12/31/2017	04/23/2015
ALTERNATE DIRECTOR	Matías Eduardo Carballo	12/31/2017	04/23/2015

4. Detailed description of the shareholders structure to date.

Please be advised that last February 17th we posted in the AIF the note provided for in section 62 of the Rules and Regulations of the Buenos Aires Stock Exchange, informing the Bank’s current ownership structure for the financial statements ended December 31st 2015, to wit:

Shareholders	Class A Shares	Class B Shares	Capital Stock	Participating Interest %
Controlling Group	10,551,332	219,959,835	230,511,167	39.43
Others	684,338	353,367,523	354,051,861	60.57
Total	11,235,670	573,327,358	584,563,028	100.00

5. As to the following items of the Agenda, please be advised as follows:

a. (Item 2) “Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2015”. Copy of the accounting documents provided for in section 234 of Law No. 19550 as approved and executed by the Board, Syndics and Independent Auditor, as well as any other supporting information that may accompany this item.

The documentation provided for in section 234, subsection 1 of Law 19550 to be submitted to and evaluated by the next General Shareholders’ Meeting was unanimously approved by the members of the Board at the meetings of the Board held last February 17th, in which the Board members approved the financial statements for the year ended 31 December 2015, and on March 9th 2016, in which the Board members approved the annual report for the above mentioned fiscal year.

In addition, please be advised that the financial statements and annual report mentioned in the preceding paragraph were made available to the public in due time and manner and are currently available in the AIF.

b. (Item 3) “Application of the retained earnings for the fiscal year ended 31 December 2015. Total Retained Earnings: AR$ 5,133,481,933.66 which the Board proposes may be applied as follows: a) AR$ 1,001,682,786.73 to Legal Reserve Fund; b) AR $ 190,198,125 to Statutory Reserve Fund – Special Statutory Reserve Fund for Subordinated Debt Instruments under the global program of Negotiable Obligations approved by the general shareholders’ meeting held on September 1st 2006; c) AR$ 38,009,241.64 to tax on corporate personal assets and participating interests; d) AR$ 3,903,591,780.29 to the optional reserve fund for future distributions, pursuant to Communication “A” 5273 issued by the Central Bank of the Republic of Argentina. Please provide information regarding this item.

Retained earnings for the year 2015 arise from the financial statements prepared for such fiscal year, which, as expressed in item 5.a. above, were unanimously approved by the directors at the Board’s meeting held last February 17th and published in the AIF in due time and manner according to law.

The Board’s proposal as to the application of retained earnings for the fiscal year ended 31 December 2015 was submitted in compliance with the rules of the Central Bank of the Republic of Argentina applicable to this matter.

c. (Item 4) Separate a portion of the optional reserve fund for future distributions in order to allow the application of the amount of AR$ 643,019,330.80 to the payment of a cash dividend, subject to prior authorization of the Central Bank of the Republic of Argentina.” Please provide proposal and information regarding this item. In particular, please identify the source of the separated portion of the optional reserve fund, providing detailed information of all the activity from the creation thereof to date.

As evidenced by the minutes of the General and Special Shareholders’ Meeting dated April 16th 2012 and duly published in the AIF, we created an “Optional Reserve for Future Distributions” on the amount of AR$ 2,443,140,742.68. In addition, please be advised that the “Optional Reserve Fund for Future Distributions” account was increased as a result of the resolutions adopted at the General Shareholders’ Meeting held on April 11th 2013, the General and Special Shareholders’ Meeting held on April 29th 2014 and the General and Special Shareholders’ Meeting held on April 23rd 2015 in AR$ 1,170,680,720, 1,911,651,322.50 y 2,736,054,342.94, respectively. Moreover, the Shareholders’ Meetings dated April 29th 2014 and April 23rd 2015 resolved to separate a portion of such reserve fund equal to AR$ 596,254,288.56 and 596,254,288.56 for the payment of a cash dividend. All the above mentioned resolutions were as well published in the AIF in due time and manner.

Furthermore, below please find a table containing the information provided for in the preceding paragraph:

Description	Amounts in AR$
Approved by the Shareholders’ Meeting dated 04/16/2012	2,443,140,742.68
Approved by the Shareholders’ Meeting dated 04/11/2013	1,170,680,720.00
Approved by the Shareholders’ Meeting dated 04/29/2014	1,911,651,322.50
Distribution of Dividends approved at Shareholders’ Meeting dated 04/29/2014	-596,254,288.56
Approved by the Shareholders’ Meeting dated 04/23/2015	2,736,054,342.94
Distribution of Dividends approved at Shareholders’ Meeting dated 04/23/2015	-596,254,288.56
Total	7,069,018,551.00

d. (Item 5) “Full reorganization of the Board of Directors. Establish the new composition of the Board with 13 Regular Directors and 3 Alternate Directors.” Please provide information regarding this item.

Please be advised that last March 17th, the shareholders Jorge Horacio Brito and Delfín J. Ezequiel Carballo communicated the Board that, in connection with the next General Shareholders’ Meeting at which the shareholders shall discuss, among other issues, the appointment of new members of the Board, they intend to propose the following:

1.- Full reorganization of the Board.

2.- Establish the new composition of the Board with 13 Regular Directors and 3 Alternate Directors.

3.- Pursuant to Section 14 of the Bylaws, establish 5 directors shall hold office for 3 fiscal years, other 5 directors for 2 fiscal years and the 3 remaining directors for 1 fiscal year.

At the Meeting of the Board of Directors held on the same date, the members of the Board resolved the following, as evidenced by the minutes published in the AIF: i) to include the above described issues in the Agenda of the General Shareholders’ Meeting to be held on the 26th day of April 2016, at 11 am; ii) to communicate to the Bank of New York the list of Directors proposed by the shareholders in order to be distributed to the owners of ADRs of the company together with the notice of the General Shareholders’ Meeting; and iii) to disclose the proposed list as a relevant event.

e. (Item 6) “Appoint five regular directors and three alternate directors who shall hold office for three fiscal years.” Please provide the relevant proposal and information regarding this item.

In connection with paragraph d. above and pursuant to the letter received on March 17th 2016 from the Secretary of Economic Policy and Development Planning, Lic. Pedro Lacoste, through a letter published as relevant event in the AIF on that same date, the Bank communicated that the list of nominees proposed to participate in the Board, for 3 fiscal years, is as follows:

Regular Directors:

1.	Mr. Jorge Pablo Brito
2.	Mr. Carlos Giovanelli
3.	Mr. Damian Pozzoli
4.	Mr. José Sanchez
5.	Mr. Martín Gorosito (FGS-ANSES)

Alternate Directors:

1.	Mr. Delfín Carballo
2.	Ms. Constanza Brito
3.	The shareholders propose this place be filled by the first minority.

l (Item 7) “Appoint five regular directors who shall hold office for two fiscal years.” Please provide the relevant proposal and information regarding this item.

In connection with paragraph d.5 above and pursuant to the letter received on March 17th 2016 from the Secretary of Economic Policy and Development Planning, Lic. Pedro Lacoste, through a letter published as relevant event in the AIF on that same date, the Bank communicated that the list of nominees proposed to participate in the Board, for 2 fiscal years, is as follows:

Regular Directors:

1.	Mr. Jorge Horacio Brito
2.	Mr. Delfín J. Ezequiel Carballo
3.	Mr. Roberto Eilbaum
4.	Mr. Mario Vicens
5.	Mr. Luis María Blaquier (FGS-ANSES)

f. (Item 8) “Appoint three regular directors who shall hold office for one fiscal year.” Please provide the relevant proposal and information regarding this item.

In connection with paragraph d.5 above and pursuant to the letter received on March 17th 2016 from the Secretary of Economic Policy and Development Planning, Lic. Pedro Lacoste, through a letter published as relevant event in the AIF on that same date, the Bank communicated that the list of nominees proposed to participate in the Board, for 1 fiscal year, is as follows:

Regular Directors:

1.	Mr. Marcos Brito
2.	Mr. Ariel Sigal
3.	Mr. Alejandro Fargosi (FGS-ANSES)

On April 18th 2016, we received a notice from ANSES-FGS informing its intention to exercise the right to vote on a cumulative basis at the next shareholders’ meeting.

g. (Item 9) “Designate the new regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year.” Please provide the relevant proposal and information regarding this item.

The proposal shall be made by the shareholders at the General and Special Shareholders’ Meeting called for April 26th 2016.

In the notices mentioned in the preceding paragraph, ANSES-FGS also informed it will exercise the right to vote on a cumulative basis at the next shareholders’ meeting.

h. (Item 10) “Evaluate the remunerations of the members of the Board of Directors for the fiscal year ended 31 December 2015 within the limits as to profits, pursuant to section 261 of Law 19550 and the Rules of the Comisión Nacional de Valores (Argentine Securities Exchange Commission).” Please provide proposal regarding this item. In addition, please provide the amounts paid as remuneration to the members of the Board in the years 2014, 2013 and 2012; breaking down such amounts by description (directors’ remunerations, remunerations to the members of the audit committee, fees paid for executive functions, etc.) and by director. Also please inform whether there are Directors employed by the Bank and the salary amount paid in each case. Finally, provide a breakdown of the amounts advanced to each director during the year 2015 and the proposal of advance payments for the year 2016, as well as any other information supporting this item.

The proposed remuneration for the directors for the above mentioned fiscal year was made available to the public in due time and manner according to law through the publication of the proposed remuneration in the AIF, pursuant to the Rules of the Argentine Securities Exchange Commission.

In the financial statements for the year ended 31 December 2015 the amount of AR$ 207,714,294.46 is recorded in the Statement of Income as fees payable to the Board of Directors. The remuneration proposed, as in previous years, does not exceed the limits established under section 261 of Law 19550.

The remuneration of the directors for the fiscal years 2014, 2013 and 2012 are evidenced in the minutes of the shareholders’ meetings that evaluated all aspects of such fiscal years, which were duly published in the AIF.

No member of the Board is employed by the Bank.

As to the breakdown of the amount to be paid separately to each director, we shall comply with all the provisions set forth in section 75 of Decree No. 1023/2013, as provided under the Interpretation Criterion No. 45 of the CNV.

There is no proposal as the advance payments for the year ending 31 December 2016, which will be considered by the shareholders’ meeting evaluating the remunerations of the directors for that same fiscal year.

i. (Item 11) “Evaluate the remunerations of the members of the Supervisory Committee for the fiscal year ended 31 December 2015. Please provide proposal and information regarding this item, with express identification of the members of the Supervisory Committee. In addition, please inform the amounts paid as remuneration to the Supervisory Committee during the fiscal years 2014, 2013 and 2012, as well as any other information supporting this item.

The financial statements for the year ended 31 December 2015 contemplate a provision of AR$ 981,604.80 for the payment of remunerations to the members of the Supervisory Committee for the services rendered during the above mentioned fiscal year.

The remuneration of the members of the supervisory committee for the fiscal years 2014, 2013 and 2012 are evidenced in the minutes of the shareholders’ meetings that evaluated all aspects of such fiscal years, which were duly published in the AIF.

j. (Item 12) “Evaluate both the management of the Board of Directors and the Supervisory Committee.” Please provide the relevant information regarding this item.

The proposal shall be made by the shareholders at the General and Special Shareholders’ Meeting called for April 26th 2016.

k. (Item 13) “Extension of the term of rotation of the audit company Pistrelli, Henry Martin y Asociados S.R.L. to three years, for the fiscal years ending 31 December 2016, 2017 and 2018, as provided for in section 28, subsection c), Article IV, Chapter III, Title II, of the Rules of the Comisión Nacional de Valores (Argentine Securities Exchange Commission) (Revised 2013), as amended and supplemented by the General Resolution No 639/2015. Appoint the regular and alternate independent auditor for the fiscal year ending 31 December 2016. Please provide a copy of the Minutes of the Shareholders’ Meeting appointing the Independent Auditor; as well as a copy of the minutes in which the Board, the Supervisory Committee and the Audit Committee describe the reasons leading to the extension of the term of rotation of the designated audit company. On the other hand, please provide any additional information supporting this item. Finally, provide the proposal of the independent auditor to be designated for the fiscal year to end 31 December 2016.

Please be advised that the following documents are available in the AIF: Minutes of the Shareholders’ Meeting appointing the Independent Auditor and minutes of the Board of Directors’ Meetings, the Audit Committee and the Supervisory Committee describing the reasons leading to the extension of the term of rotation of the designated audit company.

Pursuant to the sworn statements published in the AIF, the Accountants Norberto N. Nacuzzi and Ernesto Mario San Gil, members of the audit company Pistrelli, Henry Martin y Asociados S.R.L., shall be proposed as candidates to be designated as Regular Independent Auditor and Alternate Independent Auditor, respectively.

l. (Item 14) “Evaluate the remuneration of the independent auditor for the fiscal year ended 31 December 2015. Please provide the proposal of the remuneration to be paid to the independent auditor to be appointed for the fiscal year ended 31 December 2015 as well as the amounts actually paid as remuneration during the fiscal years ended 12/31/2014, 12/31/2013 and 12/31/2012.

The remuneration to be paid to the independent auditor for the year ended 31 December 2015 amounts to AR$ 9,448,800. The amounts actually paid as remunerations to the independent auditor for the fiscal years ended 31 December 2014, 2013 and 2012 arise from the minutes of the shareholders’ meeting dealing with such issues, which are available in the AIF.

m. (Item 15) “Define the audit committee’s budget.” Please inform the amount of the Budget in connection herewith, as well as the amounts paid under this description during the fiscal years ended 12/31/2015, 12/31/2014 and 12/31/2013.

The proposal shall be made by the shareholders at the General and Special Shareholders’ Meeting called for next April 26th.

The audit committee’s budget for each of the years ended December 31st 2013, 2014 and 2015 was fixed in the amounts of AR$ 600,000, AR$ 720,000.00 and AR$ 750,000.00, respectively.

For the fiscal year 2016 and, as in previous years, the budget shall suffer no adjustments exceeding 20% of the budget approved the previous year.

n. (Item 16) “Evaluate the authorization to extend the Bank’s Global Program of Negotiable Obligations. Delegate to the Board of Directors the necessary powers to (i) define and establish all the terms and conditions of the Program, of each of the series to be duly issued and of the negotiable obligations to be issued under such Program; (ii) carry out before the CNV (Argentine Securities Exchange Commission) and/or any similar foreign entities all necessary proceedings to obtain the authorization for the Program’s extension; (iii) carry out before MERVAL, MAE and/or any market of Argentina and/or foreign market all necessary proceedings to obtain the authorization for the Program’s extension, for the possible listing and/or negotiation of the negotiable obligations issued under such Program; (iv) if applicable, negotiate with the entity to be determined in the relevant Price Supplement, the terms and conditions (including the determination of the fees for its services) for it to act as payment agent and/or registration agent and, ultimately, as depository of the global certificate; and (v) the hiring of one or more independent rating companies to rate the Program and/or series to be issued thereunder. Authorize the Board to sub-delegate to one or more of its members, or to whom they deem convenient, the exercise of the powers described above.” Please provide a report on the reasons for the extension of the Bank’s Global Program of Negotiable Obligations and the application thereof, as well as additional information on the general conditions thereof, such as the effective term, form and denomination, issuance price, amortization, interest accrual, and other elements to be mentioned in the prospectus. In addition, please provide any other information related to this item. Finally, as to the delegation of powers to the Board referred to in this paragraph, please provide the relevant proposal and related information.

The Global Program of Negotiable Obligations as authorized by the CNV on 09/28/2006 through Resolution No. 15480.

Debt Instrument Programs have a duration of 5 years, except when extended by the Issuer.

This Program was extended in 2011 and now it’s time to extend it again in order to make it available in case during the next five years the Issuer decides to go into the capital markets with debt instruments. The delegation of powers described above is only a delegation of forms, as in previous opportunities and in accordance with market practices.

The general conditions of the Program are as follows:

Issuer	Banco Macro S.A.

Arranger	Credit Suisse Securities (USA) LLC

Dealers	Credit Suisse Securities (USA) LLC, Credit Suisse Securities (Europe) Limited, Raymond James Argentina Sociedad de Bolsa S.A., Raymond James & Associates Inc. and/or such other dealers as may be set forth in the applicable pricing supplement for each series of notes.

Program Size	The Bank may issue up to US$700,000,000 aggregate principal amount of notes (or the equivalent in other currencies) outstanding at any time.

Emisión en Clases	Unless otherwise specified in the applicable pricing supplement, the Bank will issue notes in series under the indenture. Within each series, the Bank may issue tranches of notes, subject to terms identical to those of other tranches in that series, except that the issue date, the issue price, the restrictive legends and the initial interest payment date may vary.

The Bank will set out the specific terms of each tranche in a pricing supplement to this offering circular.

Status and Ranking

The notes issued under this program will qualify as “obligaciones negociables” under Argentine law and will be issued pursuant to, and in compliance with, all of the requirements of the Negotiable Obligations Law and any other applicable Argentine laws and regulations.

Unless otherwise specified in the applicable pricing supplement, the notes will constitute our direct, unconditional, unsecured and unsubordinated obligations and will rank at all times at least pari passu in right of payment with all our other existing and future unsecured and unsubordinated indebtedness (other than obligations preferred by statute or by operation of law).

If so specified in the applicable pricing supplement, the Bank may issue, under a separate indenture, subordinated notes that will rank at all times junior in right of payment to its secured indebtedness and, to the extent set forth therein, certain of its unsecured and unsubordinated indebtedness (as well as obligations preferred by statute or by operation of law).

Pursuant to section 29 of the Argentine Law on Obligaciones Negociables, in the event of default by the Bank in the payment of any amounts payable under a Note, those holding a certificate issued by a clearing system evidencing such holder’s participation in the global Note, then such holder shall be entitled to bring an executive action in Argentina to recover payment of such amount. To such effect, any common depositary may issue an account balance certificate in order to allow the holder of any Note to bring an executive proceeding, for which purpose such Note certificate shall be enough evidence, with no need of further proof or certification, pursuant to section 4 of the Decree 677/01. The issuance thereof shall freeze the account, except for the registration of any act of disposition by the holder, during thirty (30) days, unless the holder returns the Note certificate o receives within such term an order to extend the account freezing period issued by the judge or the arbitration court before which such certification should have been submitted.

Issue Price	The Bank may issue notes at their principal amount or at a discount or premium to their principal amount as specified in the applicable pricing supplement.

Currencies	The Bank may issue notes in any currency as specified in the applicable pricing supplement. We may also issue notes with principal and interest payable, to the extent permitted by Argentine law, in one or more currencies different from the currency in which such notes are denominated.

Maturities	The Bank may issue notes with maturities of no less than 30 days from the date of issue as set forth in the applicable pricing supplement.

Interest	Notes may bear interest at a fixed rate or at a margin above or below a floating rate based on LIBOR, U.S. Treasury rates or any other base rate, as the Bank will specify in the applicable pricing supplement and in accordance with the provisions set forth in the Argentine laws, rules and regulations. The Bank may also issue notes on a non-interest bearing basis, as may be specified in the applicable pricing supplement.

Redemption	The applicable pricing supplement may provide that the notes of a series will be redeemable at the Bank’s option and/or the option of the holders, in whole or part, at a price or prices as set forth in the applicable pricing supplement. Partial redemption will be made on a pro rata basis.

Redemption for Taxation Reasons	Notes may be redeemed by the Bank, in whole but not in part, at a price equal to 100% of the principal amount plus accrued and unpaid interest upon the occurrence of specified Argentine tax events. See “Description of the Notes—Redemption and Repurchase—Redemption for Taxation Reasons.”

Covenants	The indenture contains certain covenants that limit the Bank’s ability to incur certain liens and, unless the Bank complies with certain requirements, merge, consolidate or transfer all or substantially all our assets.

Use of Proceeds

The Bank will use the net proceeds, if any, from the issuance of notes under this program in compliance with the requirements set forth in Article 36 of the Negotiable Obligations Law, Communication “A” 3046, as amended, of the Central Bank and other applicable regulations, as specified in the applicable pricing supplement. Under such law and regulations, the use of proceeds is restricted to certain purposes, including making loans in accordance with Central Bank regulations, working capital in Argentina and investment in tangible assets located in Argentina. See “Use of Proceeds.”

Withholding Taxes; Additional Amounts	The Bank will make its payments in respect of notes without withholding or deduction for any taxes or other governmental charges imposed by Argentina, or any political subdivision or any taxing authority thereof. In the event that such withholdings or deductions are required by law, the Bank will, subject to certain exceptions, pay such additional amounts to ensure that the holders receive the same amount as the holders would otherwise have received in respect of payments on the notes in the absence of such withholdings or deductions. See “Description of the Notes—Additional Amounts.”

Denominations	The Bank will issue notes in the minimum denominations and other denominations specified in the applicable pricing supplement.

Form	Unless otherwise permitted by the applicable law and the Pricing Supplement, Notes shall be issued in the form of registered certificates without interest coupon (the “Registered Notes”). Notes offered in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act will be represented by one or more Rule 144A global notes. Notes offered in reliance on Regulation S will be represented by one or more Regulation S global notes.

Transfer Restrictions	The Bank has not registered the notes under the US Securities Act, and the notes may not be transferred except in compliance with the transfer restrictions set forth under “Transfer Restrictions.”

Registration Rights	If so specified in the applicable pricing supplement, the Bank may provide holders of a series of notes registration rights.

Pursuant to a Registration Rights Agreement, the Bank may agree to file with the SEC and use our reasonable best efforts to cause to become effective a registration statement with respect to an offer to exchange the relevant notes for notes (“Exchange Notes”) with substantially identical terms (but without transfer restrictions and certain other terms concerning increased interest, as described below). Upon the registration statement becoming effective, the Bank would offer to holders of such notes who are able to make certain representations the opportunity to exchange their notes for an equal principal amount of Exchange Notes. Under certain circumstances, the Bank may instead be required to file a registration statement to cover resales of notes by the holders. Failure to file or cause the exchange offer registration statement to become effective or to consummate the exchange offer, or, if required, failure to file or cause the resale registration statement to become and remain effective, within time periods specified in the applicable pricing supplement, will result in an increase in the interest rate borne by the relevant notes. See “Description of the Notes— Registration Rights.”

Listing	The Bank may apply to have the notes of a series listed on the Luxembourg Stock Exchange for trading on the EuroMTF and listed on the Buenos Aires Stock Exchange. The Bank cannot assure you, however, that these applications will be accepted. Notes may be issued under this program that will not be listed on any securities exchange, and the pricing supplement applicable to a series of notes will specify whether or not the notes in such series have been listed on the Luxembourg Stock Exchange for trading on the EuroMTF, on the Buenos Aires Stock Exchange or on any other securities exchange. We expect that certain series of Notes, as described in the applicable pricing supplement, will be eligible for trading on the PORTAL Market or on the MAE.

Governing Law	The Negotiable Obligations Law establishes the requirements for the notes to qualify as Obligaciones Negociables thereunder, and Argentine laws and regulations will govern the Bank’s capacity and corporate authorization to establish this program and offer the notes in Argentina and to execute and deliver the notes. All other matters with respect to the indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Placement of the Notes in Argentina	Notes to be issued under this Program may be offered to the public in Argentina in accordance with General Resolution No. 368/2001 of the CNV, as amended. This offering circular will be available to the general public in Argentina. The placement of notes in Argentina will take place in accordance with the provisions set forth in Article 16 of Argentine Law No. 17,811, as amended (the “Argentine Public Offering Law”), and with the applicable CNV regulations, through, among other things: (i) publication of a summary of the terms of this offering circular and the applicable pricing supplement in the Boletín de la Bolsa de Comercio de Buenos Aires (Gazette of the Buenos Aires Stock Exchange) and in a newspaper of general circulation in Argentina; (ii) distribution of this offering circular and the applicable pricing supplement to the public in Argentina; (iii) road shows in Argentina for prospective investors; and (iv) conference calls with prospective investors in Argentina. The pricing supplements will detail the placement efforts to be undertaken pursuant to the Argentine Public Offering Law, as described above, with respect to each note issuance.

Trustee, Co- Registrar, Principal Paying Agent and Transfer Agent.	HSBC Bank USA, National Association

Registrar, Paying Agent, Transfer Agent, and representative of the Trustee in Argentina	HSBC Bank Argentina S.A.

Luxembourg Paying Agent and Transfer Agent	Dexia Banque Internationale à Luxembourg, société anonyme.

Sincerely,

María José Van Morlegan
Attorney-in-fact
Banco Macro S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 20, 2016

MACRO BANK INC.

By:	/s/ Juan Pablo Brito Devoto
Name: Juan Pablo Brito Devoto
Title: Director